20008255

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kevin Hart Kornfield and Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2137 Embassy Drive, Suite 105
(No. and Street)

Lancaster	PA	17603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. H. Williams & Co., LLP
(Name – *if individual, state last, first, middle name*)

230 Wyoming Ave.	Kingston	PA	18703
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2020
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Securities and Exchange Commission
Trading and Markets
FEB 27 2020
RECEIVED

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Kevin Hart Kornfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kevin Hart Kornfield and Company, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Commonwealth of Pennsylvania – Notary Seal
Catherine Arez, Notary Public
Lancaster City, Lancaster County
My commission expires June 12, 2020
Commission number 1242812

Signature

PRESIDENT
Title

Commonwealth of Pennsylvania
County of Lancaster

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Kevin Hart Kornfield & Company, Inc.
2137 Embassy Drive
Lancaster, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kevin Hart Kornfield & Company, Inc. as of December 31, 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kevin Hart Kornfield & Company, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kevin Hart Kornfield & Company, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Kevin Hart Kornfield & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report Supplemental Information

The supplemental information presented in the Computation of Net Capital Under Rule 15c-3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Kevin Hart Kornfield & Company, Inc.'s financial statements. The supplemental information is the responsibility of Kevin Hart Kornfield & Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

J. H. Williams & Co., LLP

We have served as Kevin Hart Kornfield & Company, Inc.'s auditors since 2009.
February 24, 2020

www.jhwilliamscpa.com
230 Wyoming Avenue • 2nd Floor • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

Kevin Hart Kornfield & Company, Inc.
Statement of Financial Condition
December 31, 2019

ASSETS

Cash - operating accounts	$	32,930
Deposit held by clearing broker		75,000
Accounts receivable		625
Prepaid expenses		779
Office equipment and leasehold improvements at cost, less accumulated depreciation and amortization of $71,200.		-
	$	109,334

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	3,928
Accrued and withheld payroll taxes		242
TOTAL LIABILITIES	$	4,170
STOCKHOLDER'S EQUITY		
Common stock, $10 par value; authorized 5,000 shares; issued and outstanding 3,703 shares		37,030
Retained earnings		68,134
TOTAL STOCKHOLDER'S EQUITY	$	105,164
	$	109,334

The accompanying notes are an integral part of these financial statements.

Kevin Hart Kornfield & Company, Inc.
Statement of Income
For the year ended December 31, 2019

REVENUES	
Advisory fees	$ 300,131
Brokerage revenue	$ 85,101
Interest and dividends	117
TOTAL REVENUES	$385,349
OPERATING EXPENSES	
Personnel Costs	$ 239,004
Regulatory fees and expenses	8,957
Other expenses	144,543
TOTAL OPERATING EXPENSES	$ 392,504
INCOME (LOSS) FROM OPERATIONS	$ (7,155)
PROVISION FOR INCOME TAXES	
Federal income tax	-
State income tax	-
TOTAL PROVISION FOR INCOME TAXES	-
NET INCOME (LOSS)	$ (7,155)

The accompanying notes are an integral part of these financial statements.

Kevin Hart Kornfield & Company, Inc.
Statement of Cash Flows
For the year ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	(7,155)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable		3,893
Increase (decrease) in:		
Prepaid taxes		109
Accounts payable - trade		(5,930)
NET CASH USED IN OPERATING ACTIVITIES	$	(9,082)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
NET INCREASE (DECREASE) IN CASH	$	(9,082)
CASH - BEGINNING	$	42,013
CASH - ENDING	$	32,931

The accompanying notes are an integral part of these financial statements.

Kevin Hart Kornfield & Company, Inc.
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2019

	Common Stock	Retained Earnings	Total
BALANCES - BEGINNING	$ 37,030	$ 75,289	$ 112,319
Net Income (loss)	-	(7,155)	(7,155)
BALANCES - ENDING	$ 37,030	$ 68,134	$ 105,164

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Nature of Operations

Kevin Hart Kornfield & Company, Inc. (the "Firm") conducts business as a securities and investment brokerage dealer located in Lancaster County, Pennsylvania. The Company is also a registered investment advisor doing business as Kornfield Investment Management.

The Firm was incorporated on August 21, 1986, and was capitalized by the issuance of 2,517 shares of its $10 par value common stock. Subsequent to incorporation, additional $10 par value common stock was issued as follows:

Date of issue	Common shares issued	Contributed Capital
12/01/1998	136	$ 1,360
01/31/1999	1,050	$ 10,500

NOTE 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Firm considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2019.

Allowance for Bad Debts

The Firm does not extend credit to its customers. Amounts shown as accounts receivable arise only as a result of trades which are in process and uncompleted as of the financial statement date. Such trades are normally completed during the next business day. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for bad debts is required.

Recognition of Revenue

Investment Advisory Fees:

The company provides investment advisory services on a daily basis. Advisory fees are assessed based on a percentage of client assets under management. Fees are earned and billed monthly and are recognized as revenue at that time because they relate directly to the advisory services

provided during each month. The company believes the performance obligation is satisfied on an ongoing basis, concurrent with the advisory services provided to clients.

Brokerage Commissions or Transaction Charges:

The company buys and sells securities on behalf of its customers. Each time a transaction takes place, the company charges a commission or transaction charge to offset costs. Commissions, transaction charges and related clearing expenses are recorded on the trade date. The company believes the performance obligation is satisfied on the trade date.

Depreciation and Amortization

Office equipment and leasehold improvements are recorded at cost and depreciated using the straight-line method over five to seven years.

Maintenance and repairs are charged to operations as incurred, and expenditures for significant betterments and renewals are capitalized.

Gains or losses on sales or retirement of such fixed assets are reflected in income.

Depreciation expense for the year was $0.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense during the year in which the advertising first takes place. Advertising costs for the year ended December 31, 2019 were $0.

Income Taxes

As of December 31, 2019, the Firm had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, the Firm had no interest and penalties related to income taxes.

The Firm is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2016.

NOTE 3 – Net Capital Requirements

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital. A computation of net capital under Rule 15c3-1 is included as Schedule I of this report.

NOTE 4 – Customer Accounts Fully Disclosed

The Firm does not hold any customer securities. All such accounts are carried at National Financial Services, LLC. Therefore, the Firm claims exemption from the reporting requirements of Rule 15c3-3.

NOTE 5 – Liabilities Subordinated to Claims of General Creditors

There are no liabilities subordinated to claims of general creditors.

NOTE 6 – Pension Plan

Effective January 1, 1997, the Firm established a SIMPLE pension plan under section 408(p) of the Internal Revenue Code for the benefit of eligible employees. Eligibility is limited to employees who are reasonably expected to receive $5,000 in compensation for the calendar year. The Firm may contribute amounts as determined by the Board of Directors, which is currently a matching contribution up to a limit of 3% of the employee's compensation. The Firm made a contribution of $6,029 to the Plan for the year ended December 31, 2019.

NOTE 7 – Lease Agreements

The Firm leases office space from its sole stockholder – see Note 8.

NOTE 8 – Related Party Transactions

The Firm leases office space under an informal lease agreement from its sole stockholder. Total rent paid during the year under this agreement was $ 18,144.

Kevin Hart Kornfield & Company, Inc.
Schedule I - Computation of Net Capital Under Rule 15c-3-1 of the Securities and Exchange Commission
December 31, 2019

NET CAPITAL

Total stockholder's equity	$	105,164
Deduct stockholder's equity not allowable for net capital computation		-
TOTAL STOCKHOLDER'S EQUITY ALLOWABLE FOR NET CAPITAL COMPUTATION		105,164
Deductions		
Interest accumulated on deposit with clearing broker		-
Non-security related debit balances due 12b-1 fees (net of related accounts payable)		1,623
Prepaid federal taxes		779
NFS misc. clearing accounts		3
TOTAL DEDUCTIONS		2,405
ADJUSTED NET CAPITAL	$	102,759

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	3,928
Accrued and withheld payroll taxes		242
TOTAL AGGREGATE INDEBTEDNESS	$	4,170

Computation of Basic Net Capital		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	260
Minimum dollar net capital required	$	5,000
Adjusted Net Capital	$	102,759
Minimum Net Capital Required (Greater of Above)		5,000
EXCESS NET CAPITAL	$	97,759
Ratio: Aggregate Indebtedness to Net Capital		0.04

RECONCILIATION WITH FIRM'S COMPUTATION

(included in Part II of Form X-17A-5 as of December 31, 2019)

There were no material differences between the computation of net capital under Rule 15c3-1 in the above computation and the corresponding unaudited Part IIA filing by Kevin Hart Kornfield & Company, Inc. for the year ended December 31, 2019.

J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Kevin Hart Kornfield & Company, Inc.
2137 Embassy Drive
Lancaster, Pennsylvania

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which 1) Kevin Hart Kornfield & Company, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which Kevin Hart Kornfield & Company, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and 2) Kevin Hart Kornfield & Company, Inc. stated that Kevin Hart Kornfield & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kevin Hart Kornfield & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kevin Hart Kornfield & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

J. H. Williams & Co., LLP

February 24, 2020

www.jhwilliamscpa.com
230 Wyoming Avenue • 2nd Floor • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

Kevin Hart KORNFIELD & Co. Inc.

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Kevin Hart Kornfield, President of Kevin Hart Kornfield and Company, Inc. (the Company) to the best of my knowledge and belief hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. All customer transactions are cleared through another broker dealer on a fully disclosed basis.

3. As a consequence the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3 (k)(2)(ii).

4. The Company met this exemption during the entire fiscal year ending December 31, 2019 without exception.

Dated: 2/25/2020

Kevin Hart Kornfield and Company, Inc.

By: Kevin Hart Kornfield, President

2137 Embassy Drive, Suite 105, P.O. Box 6423, Lancaster, PA 17607-6423 717-392-0002 Fax 717-392-0186